Swiss Re Capital Markets Corporation
Exemption Report
December 31, 2019

Swiss Re Capital Markets Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i) and (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the year ended December 31, 2019 without exception.

I, Jennifer Reid, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



By: Jennifer Reid
Title: Financial and Operations Principal

February 26, 2020